

February 26, 2013

Via E-mail
Louis T. Fox, III
Chief Financial Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX  77057

> **Re:**   **Hartman Short Term Income Properties XX, Inc**.
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed April 12, 2012**
> **File No. 0-53912**

Dear Mr. Fox:

We have reviewed your response dated January 10, 2013 and have the following additional comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

General

1.    We note your responses to comments 1 and 2 of our letter dated December 13, 2012.  As it appears you have not complied with the undertakings included pursuant to Item 20.D of Industry Guide 5, Section 10(a)(3) of the Securities Act of 1933, and Rule 3-14 of Regulation S-X, please tell us how such non-compliance impacts your sale of shares during the period that filings pursuant to those items were required.  We may have further comment.

Item 15. Exhibits, Financial Statement Schedules

1. Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 4 – Real Estate Acquisitions, page F-13

2.      We note your response to prior comment 8 from our letter dated December 13, 2012. Please clarify the following:

   a. Please explain to us in further detail how you determined that it would be appropriate to recognize goodwill in a real estate transaction. Please clarify for us what activities were performed by the real estate joint venture prior to your acquisition of the controlling interests in the joint venture.

   b. You indicate that you acquired the remaining interests without the transfer of consideration. Please reconcile this statement with the disclosure in your most recent interim periodic filing indicating that you acquired the remaining equity interest of Hartman XIX in the Joint Venture for $16,500 cash.

   c. In calculating the gain on remeasurement, please tell us how you determined the fair value of the Richardson Heights Property and the significant assumptions used to determine the fair value.

       You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Senior Counsel at 202.551.3386 with any other questions.

                                             Sincerely,

                                             /s/ Kevin Woody

                                             Kevin Woody
                                             Accounting Branch Chief